UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMOND

RICHMOND BROTHERS, INC.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,981,651
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,981,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,885,803*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,885,803*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,885,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%*
14	TYPE OF REPORTING PERSON

OO

* Excludes 1,965,117 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,655,759*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,655,759*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,655,759*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%*
14	TYPE OF REPORTING PERSON

OO

* Excludes 805,664 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,744,893*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,744,893*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,744,893*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%*
14	TYPE OF REPORTING PERSON

OO

* Excludes 2,770,781 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,481
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,481
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,922,823*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		91,731
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,922,823*
	10	SHARED DISPOSITIVE POWER

5,073,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,996,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%*
14	TYPE OF REPORTING PERSON

IN

* Excludes 2,770,781 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,764
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		99,730
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,764
	10	SHARED DISPOSITIVE POWER

5,081,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,124,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 774374102

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);
(ii)	RBI Private Investment I, LLC, a Delaware limited liability company (“RBI PI”);
(iii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);
(iv)	The RBI Opportunities Fund, LLC, a Delaware limited liability company (“RBI Opportunities”);
(v)	The RBI Opportunities Fund II, LLC, a Delaware limited liability company (“RBI Opportunities II”);
(vi)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II;
(vii)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);
(viii)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan; and
(ix)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

11

CUSIP NO. 774374102

(c)       The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of each of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Richmond and Curfman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, RBI Opportunities, RBI Opportunities II and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,981,651 Shares held by the Separately Managed Accounts is approximately $26,150,282, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 38,490 Shares owned directly by RBI PII is approximately $214,716, excluding brokerage commissions. The aggregate purchase price of the 5,541,562 Shares (together with the warrants referenced in the first sentence of the following paragraph) owned in the aggregate by RBI Opportunities and RBI Opportunities II is $22,000,000, excluding brokerage commissions. The aggregate purchase price of the 63,481 Shares owned directly by the RBI Plan is approximately $345,765, excluding brokerage commissions.

Pursuant to the Securities Purchase Agreement (as defined and described in Amendment No. 12 to the Schedule 13D), RBI Opportunities received warrants exercisable into 2,770,781 Shares from the Issuer, of which warrants exercisable into 805,664 Shares were transferred to RBI Opportunities II in an exempt transaction. The warrants have an exercise price of $4.96 per Share and will expire on October 17, 2023.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 206,180 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $899,273, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 79,013 Shares beneficially owned by Mr. Curfman, including the 36,249 Shares directly owned by his spouse, is approximately $483,815, excluding brokerage commissions.

12

CUSIP NO. 774374102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,098,327 Shares outstanding as of March 13, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2019.

A.	Richmond Brothers
(a)	As of the date hereof, 4,981,651 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 4,981,651 Shares held in the Separately Managed Accounts.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,981,651 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
B.	RBI PI
(a)	As of the date hereof, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 38,490 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,490
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
13

CUSIP NO. 774374102

D.	RBI Opportunities
(a)	As of the date hereof, RBI Opportunities beneficially owned 3,885,803 Shares (excluding 1,965,117 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 3,885,803
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,885,803
4. Shared power to dispose or direct the disposition: 0

(c)	On March 25, 2019, RBI Opportunities transferred 1,655,759 Shares and warrants exercisable into 805,664 Shares held by it to RBI Opportunities II in an exempt transaction.
E.	RBI Opportunities II
(a)	As of the date hereof, RBI Opportunities II beneficially owned 1,655,759 Shares (excluding 805,664 Shares issuable upon the exercise of warrants that become exercisable on April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 1,655,759
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,655,759
4. Shared power to dispose or direct the disposition: 0

(c)	On March 25, 2019, RBI Opportunities transferred 1,655,759 Shares and warrants exercisable into 805,664 Shares held by it to RBI Opportunities II in an exempt transaction.
F.	RBI Manager
(a)	As the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI, (ii) 38,490 Shares owned by RBI PII, (iii) 3,885,803 Shares owned by RBI Opportunities and (iv) 1,655,759 Shares owned by RBI Opportunities II.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 5,744,893
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,744,893
4. Shared power to dispose or direct the disposition: 0

14

CUSIP NO. 774374102

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
G.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 63,481 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 63,481
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 63,481
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
H.	Mr. Richmond
(a)	As of the date hereof, Mr. Richmond beneficially owned 206,180 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 4,981,651 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 38,490 Shares owned by RBI PII, (iv) 3,885,803 Shares owned by RBI Opportunities, (v) 1,655,759 Shares owned by RBI Opportunities II and (vi) 63,481 Shares owned by the RBI Plan.

Percentage: Approximately 19.3%

(b)	1. Sole power to vote or direct vote: 5,922,823
2. Shared power to vote or direct vote: 91,731
3. Sole power to dispose or direct the disposition: 5,922,823
4. Shared power to dispose or direct the disposition: 5,073,382

(c)	The transactions in the securities of the Issuer by Mr. Richmond during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
I.	Mr. Curfman
(a)	As of the date hereof, Mr. Curfman beneficially owned 79,013 Shares, including 36,249 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 4,981,651 Shares held in the Separately Managed Accounts and (ii) 63,481 Shares owned by the RBI Plan.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 42,764
2. Shared power to vote or direct vote: 99,730
3. Sole power to dispose or direct the disposition: 42,764
4. Shared power to dispose or direct the disposition: 5,081,381

15

CUSIP NO. 774374102

(c)	The transactions in the securities of the Issuer by Mr. Curfman during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

An aggregate of 11,075,218 Shares, constituting approximately 19.4% of the Shares outstanding, are reported in this Amendment No. 13 to the Schedule 13D. In the event that the warrants owned by RBI Opportunities and RBI Opportunities II exercisable into 2,770,781 Shares were currently exercisable and not subject to a 19.9% blocking provision, then the Reporting Persons would collectively beneficially own 13,845,999 Shares, or approximately 23.1% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 28, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated March 28, 2019.

16

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

17

CUSIP NO. 774374102

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

18

CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Sale of Common Stock	(132)	3.0500	01/28/2019
Sale of Common Stock	(150)	2.9416	01/29/2019
Purchase of Common Stock	3,367	2.9697	01/30/2019
Purchase of Common Stock	160	2.9945	01/31/2019
Purchase of Common Stock	3,352	2.9582	01/31/2019
Sale of Common Stock	(1,500)	3.2175	02/04/2019
Sale of Common Stock	(327)	3.0612	02/05/2019
Sale of Common Stock	(9)	3.0600	02/05/2019
Purchase of Common Stock	1,500	3.6793	02/08/2019
Purchase of Common Stock	1,500	3.6585	02/08/2019
Purchase of Common Stock	445	4.5020	02/19/2019
Sale of Common Stock	(1,095)	4.3100	02/25/2019
Sale of Common Stock	(82)	4.3502	02/25/2019
Sale of Common Stock	(102)	4.4175	02/26/2019
Sale of Common Stock	(99)	4.3416	02/26/2019
Purchase of Common Stock	1,124	4.4605	02/27/2019
Purchase of Common Stock	438	4.4498	02/27/2019
Sale of Common Stock	(95)	4.9258	03/04/2019
Sale of Common Stock	(20)	4.8419	03/04/2019
Sale of Common Stock	(251)	4.8170	03/05/2019
Sale of Common Stock	(2,916)	4.7916	03/05/2019
Purchase of Common Stock	598	5.0050	03/07/2019
Purchase of Common Stock	505	5.0548	03/08/2019
Purchase of Common Stock	990	5.0463	03/11/2019
Sale of Common Stock	(72)	5.0950	03/13/2019
Sale of Common Stock	(97)	5.0940	03/13/2019
Purchase of Common Stock	219	4.4977	03/14/2019
Purchase of Common Stock	916	6.5500	03/21/2019
Sale of Common Stock	(916)	6.6024	03/21/2019

CUSIP NO. 774374102

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	495	6.1370	03/19/2019
Purchase of Common Stock	375	6.1370	03/19/2019
Purchase of Common Stock	1,017	5.5867	03/27/2019
Purchase of Common Stock	1,321	5.5867	03/27/2019
Purchase of Common Stock	81	5.5867	03/27/2019
Purchase of Common Stock	116	5.5867	03/27/2019
Purchase of Common Stock	1,030	5.5867	03/27/2019
Purchase of Common Stock	719	5.5867	03/27/2019
Purchase of Common Stock	893	5.5867	03/27/2019
Purchase of Common Stock	536	5.5867	03/27/2019

Purchase of Common Stock	804	5.5867	03/27/2019
Purchase of Common Stock	268	5.5867	03/27/2019

David S. Richmond

Purchase of Common Stock	1,554	5.5867	03/27/2019

Matthew J. Curfman

Purchase of Common Stock	228	5.5867	03/27/2019